File No. 70-9739



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


      ALABAMA POWER COMPANY                           GULF POWER COMPANY
      600 North 18th Street                            One Energy Place
    Birmingham, Alabama 35291                      Pensacola, Florida 32520

      GEORGIA POWER COMPANY                       MISSISSIPPI POWER COMPANY
241 Ralph McGill Boulevard, N.E.                       2992 West Beach
     Atlanta, Georgia 30308                      Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)


William E. Zales, Jr., Vice President         Warren E. Tate, Secretary
        and Corporate Secretary                     and Treasurer
       Alabama Power Company                     Gulf Power Company
       600 North 18th Street                      One Energy Place
     Birmingham, Alabama 35291                Pensacola, Florida 32520

 Judy M. Anderson, Vice President       Michael W. Southern, Vice President,
      and Corporate Secretary                 Secretary, Treasurer and
       Georgia Power Company                  Chief Financial Officer
 241 Ralph McGill Boulevard, N.E.            Mississippi Power Company
      Atlanta, Georgia 30308                      2992 West Beach
                                            Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

       W. L. Westbrook                        John D. McLanahan, Esq.
  Financial Vice President                      Troutman Sanders LLP
    The Southern Company               600 Peachtree Street, N.E., Suite 5200
 270 Peachtree Street, N.W.                    Atlanta, Georgia 30308
   Atlanta, Georgia 30303


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                              INFORMATION REQUIRED

ITEM 2.       FEES, COMMISSIONS AND EXPENSES.

              Item 2 is hereby amended to read in its entirety as follows:

              "Other than the Cash Payments described in Item 1, the fees, commissions and expenses (each, a `fee') to be incurred, directly or indirectly, by the Applicants or any associate company thereof in connection with the proposed transactions are estimated as follows:

        Southern Company Services fees........................ $ 50,000
        Outside counsel fees..................................  125,000
        Information Agent fees................................   25,000
        Broker/dealer fees....................................  120,000
        Printing..............................................   50,000
        Mailing...............................................  100,000
        Miscellaneous fees....................................   30,000
                                                               --------
        TOTAL................................................. $500,000"
                                                               ========


ITEM 6.       EXHIBITS AND FINANCIAL STATEMENTS

              (a)     Exhibits:

              B-1     -   Proxy Statement for ALABAMA Series.

              B-2     -   Proxy Statement for GULF Series.

              B-3     -   Proxy Statement for MISSISSIPPI Series.

              B-4     -   Notice of Special Meeting (attached as part of
                          Exhibit B-1 (ALABAMA Series), B-2 (GULF Series) and
                          B-3 (MISSISSIPPI Series)).

              B-5     -   Form of Proxy for ALABAMA Series.

              B-6     -   Form of Proxy for GULF Series.

              B-7     -   Form of Proxy for MISSISSIPPI Series.

              F-1     -   Opinion of Balch & Bingham LLP, counsel to ALABAMA.

              F-2     -   Opinion of Troutman Sanders LLP, counsel to GEORGIA.

              F-3     -   Opinion of Beggs & Lane, counsel to GULF.

              F-4     -   Opinion of Eaton and Cottrell, P.A., counsel to
                          MISSISSIPPI.

                                   SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    November 13, 2000


                                                     ALABAMA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GEORGIA POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     GULF POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary

                                                     MISSISSIPPI POWER COMPANY


                                                     By /s/Wayne Boston
                                                          Wayne Boston
                                                          Assistant Secretary